General Use Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132716 and 333-154314
Pricing Term Sheet
October 21, 2008
BOTTLING GROUP, LLC
6.95% Senior Notes Due 2014

Issuer:	Bottling Group, LLC.

Guarantor:	PepsiCo, Inc.

Security:	6.95% Senior Notes Due 2014

Size:	$1,300,000,000

Maturity:	March 15, 2014

Coupon (Interest Rate):	6.95%

Yield to Maturity:	6.999%

Spread to Benchmark Treasury:	T + 435 basis points

Benchmark Treasury:	3.125% due September 30, 2013

Benchmark Treasury Yield:	2.649%

Interest Payment Dates:	March 15 and September 15 of each year, beginning on March 15, 2009

Guarantee:	The Guarantor will be obligated to unconditionally and irrevocably guarantee the payment of principal of and interest and premium, if any, on the 6.95% Senior Notes Due 2014 on and after the guarantee commencement date (as defined in the prospectus), except that, under the circumstances described in the prospectus under “Description of the Notes and the Guarantee —Guarantee,” such guarantee may not become effective or may become effective as to less than all of the principal of and interest and premium, if any, on the outstanding 6.95% Senior Notes Due 2014.

Optional Redemption:	Make-whole call at any time, with prior consent of PepsiCo, Inc., at the greater of 100% of the principal amount of the notes being redeemed or discounted present value at Treasury rate plus 50 basis points.

Price to Public:	99.793% plus accrued interest, if any, from October 24, 2008.

Settlement Date:	October 24, 2008

CUSIP Number:	10138M AH8

Joint Bookrunners:	Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
HSBC Securities (USA) Inc.
J.P. Morgan Securities Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

The Issuer and the Guarantor have each filed a Registration Statement (including a prospectus) with the Securities and Exchange Commission for the Offering to which this communication relates. Before you invest, you should read the prospectuses in those registration statements and other documents the Issuer and the Guarantor have filed with the Securities and Exchange Commission for more complete information about the Issuer, the Guarantor and this Offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the Offering will arrange to send you the prospectuses if you so request by calling (1) Morgan Stanley & Co. Incorporated toll-free 1-866-718-1649, (2) Deutsche Bank Securities Inc. toll-free 1-800-503-4611, (3) HSBC Securities (USA) Inc. toll-free 1-866-811-8049, (4) J.P. Morgan Securities Inc. 1-212-834-4533 or (5) Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408.
Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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